Justin Dobbie, Legal Branch Chief

Office of Transportation and Leisure

United States Securities and Exchange Commission

Mail Stop 3561

Washington, D.C.20549

June 22, 2017

Re:	Arcimoto, Inc.
Draft Offering Statement on Form 1-A
Submitted March 31, 2017
CIK No. 0001558583

Dear M:

We acknowledge receipt of comments in your letter of April 27, 2017, which we have set out below, together with our responses.

Part II – Offering Circular

General

1.	It appears you recently conducted an offering in reliance on Rule 506(c) of Regulation D using the Fundable platform. Please confirm that this offering has been completed and tell us why you have apparently not filed a notice of this offering on Form D. As appropriate, please also update the offering circular to disclose the completion and results of the offering.

The Fundable offering forms part of an offering under Rule 506(b) with respect to which a Form D was initially filed with the SEC on April 17, 2015 and amended on October 26, 2016. The offering is shown as “funded” on Fundable, and while it was live on that site it was not the subject of general solicitation. The Fundable site is specifically designed to comply with Rule 506(b) of Regulation D. Only general company information is available to the general public. The offer is hosted behind a locked firewall and only made available to investors that have established a relationship with the company, been confirmed as qualified, and requested access to the offering materials.

2.	Please update the financial statements as necessary, to comply with Part F/S(c) of Form 1-A.

We have updated the financial statements, as required. Those now cover years ending December 31, 2016 and 2015.

Preliminary Offering Circular Cover

3.	Please confirm that to the extent you rely on Rule 253(b) and circulate the preliminary offering circular, you will provide a bona fide price range. In this regard, the draft price range provided of $8-$12 exceeds 20% of the upper limit of the range. Additionally, please confirm that you will calculate the aggregate offering price by reference to the upper limit of the price range. Refer to Item 1(j) and Instruction to Item 1(j) to Part II of Form 1-A.

We have revised the Preliminary Offering Circular and changed the price range to $11-13.50. We calculated the aggregate offering price by reference to the upper limit of the price range.

Risk Factors, page 4

4.	Please place this risk in context by briefly describing the reasons why your distribution model may result in lower sales volumes, include the risk of customer reluctance to rely on web-based retail purchasing.

We have revised the risk factors to explain why our current business model may result in lower sales and why it is difficult to assess at this point how effective it will be. On Page 4, we have included language to explain that our direct sales model may result in lower sales due to customer reluctance to rely on web-based vehicle purchasing.

Use of Proceeds to Issuer, page 14

5.	We note that you are assuming certain revenues as part of your use of proceeds discussion. Please revise the paragraph following the use of proceeds table to specify how your use of proceeds will change if your assumptions regarding revenues are incorrect. In particular, please discuss how the use of proceeds will be modified if little or no revenue is generated during the time in which the proceeds are being deployed.

We have revised the disclosure accordingly.

Principal products and services, page 16

6.	Please briefly describe the integrated custom platform technologies referenced in the sixth paragraph of this section and disclose the anticipated timeframe to complete development, the costs to develop these technologies, to the extent material, and the extent to which you are dependent on funds from this offering or other sources to complete development.

We have revised the disclosure accordingly.

7.	Please clarify whether you have any existing agreements to market your vehicle components to original equipment manufacturers and, if not, when you intend to commence marketing to OEMs.

We have revised the disclosure accordingly.

Index to Exhibits, page 45

8.	Please file the escrow agreement as an exhibit to the offering statement. Refer to Item 17(8) in Part III of Form 1-A.

We intend to enter into an agreement with an escrow agent shortly and will file the agreement as Exhibit 8 promptly thereafter.

Sincerely,

/s/ Sara Hanks

Sara Hanks

Managing Partner

KHLK LLP

cc: Mark Frohnmayer

Arcimoto Inc.